The Needham Funds, Inc.
250 Park Avenue, 10th Floor
New York, New York 10177

April 12, 2021

VIA EDGAR TRANSMISSION
Kenneth Ellington
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	The Needham Funds, Inc. (the “Company”) File Nos.: 033-98310 and 811-09114

Dear Mr. Ellington,

On behalf of the Company, I am writing in response to oral comments received on behalf of the Company by representatives of U.S. Bancorp Fund Services, LLC, the Company’s administrator, on March 23, 2021, from the U.S. Securities and Exchange Commission Staff (the “Staff”) on (i) the Company’s certified shareholder report for the fiscal year ended December 31, 2020 filed on Form N-CSR on March 5, 2021 (“Form N-CSR”), and (ii) the Company’s annual report for registered investment companies for the fiscal year ended December 31, 2020 filed on Form N-CEN on March 12, 2021 (“Form N-CEN”).  For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Company’s respective responses.  Capitalized but undefined terms used herein have the meanings assigned to them in Form N-CSR.

Form N-CSR

Needham Aggressive Growth Fund – Schedule of Investments

1.
Staff Comment: As the Aggressive Growth Fund is considered to be a diversified fund, please confirm that the Aggressive Growth Fund’s portfolio complies with Section 5(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Company responds by confirming that it remains in compliance with Section 5(b)(1) of the 1940 Act. Although approximately 50.4% of the Aggressive Growth Fund’s net assets, as of December 31, 2020, consisted of investments in individual issuers exceeding 5% of the Aggressive Growth Fund’s net assets, the Aggressive Growth Fund was in compliance with Section 5(b)(1) immediately following each purchase of these securities. Furthermore, the total of investments in individual issuers exceeding 5% of the Aggressive Growth Fund’s net assets is due solely to market appreciation of these investments relative to other investments and assets in the Aggressive Growth Fund.

2.
Staff Comment: Please confirm that the Aggressive Growth Fund’s portfolio complies with the diversification requirements under Section 851(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”).

Response: The Company responds by confirming that it remains in compliance with Section 851(b)(3) of the Code. Although approximately 50.4% of the Aggressive Growth Fund’s total assets, as of December 31, 2020, consisted of investments in individual issuers exceeding 5% of the Aggressive Growth Fund’s total assets, the Aggressive Growth Fund was in compliance with Section 851(b)(3) of the Code by relying on Section 851(d) of the Code.  Section 851(d) of the Code states “a corporation which meets the requirements of subsections 851(b)(3) and (c) at the close of any quarter shall not lose its status as a regulated investment company because of a discrepancy during a subsequent quarter between the value of its various investments and such requirements unless such discrepancy exists immediately after the acquisition of any security or other property and is wholly or partly the result of such acquisition”. In applying Section 851(d) of the Code, the total investments in individual issuers exceeding 5% of the Aggressive Growth Fund’s total assets is due solely to market appreciation of these investments relative to other investments and assets in the Aggressive Growth Fund and Aggressive Growth Fund was therefore in compliance with Section 851(b)(3) of the Code as of December 31, 2020.

Mr. Kenneth Ellington
United States Securities and Exchange Commission
April 12, 2021

Note 4 to Financial Statements

3.
Staff Comment: Please ensure that the Notes to the Financial Statements disclose that the Adviser may recoup fees waived and expenses reimbursed to the extent that such recovery would not cause the Total Annual Fund Operating Expenses of a Fund to exceed the lesser of the Expense Limitation Agreement in effect (i) at the time of the waiver or reimbursement, or (ii) at the time of recoupment.

Response: The Company will make the requested change going forward.

4.	Staff Comment: Please ensure that the Notes to the Financial Statements disclose the amounts recouped under the Expense Limitation Agreement by Fund and by Class.

Response: The Company will make the requested change going forward.

Form N-CEN

5.	Staff Comment: Please ensure that Item C.20 is completed.

Response: The Company will make the requested change going forward.

* * * * *

If you have any questions regarding the responses to these comments, please do not hesitate to contact Edward Paz at U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

/s/ James W. Giangrasso
James W. Giangrasso
Chief Financial Officer, Treasurer and Secretary, The Needham Funds, Inc.

cc: Janna Manes, Proskauer Rose LLP